* Public * [redacted]

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SECURI ION

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ANN RT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Securities Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Concourse Blvd Suite 101
(No. and Street)

Glen Allen (City) VA (State) 23059 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lia B Goff 804-612-9712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

200 South 10th Street, Suite 900 (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Mark Hamby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Securities Management, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE R. HALLBERG
NOTARY PUBLIC
REG # 7212334
COMMISSION EXPIRES 9/30/2016
COMMONWEALTH OF VIRGINIA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012

And Report of Independent Auditor

Cherry Bekaert LLP

CPAs & Advisors

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012

And Report of Independent Auditor

CAPITOL SECURITIES MANAGEMENT, INC.
TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor

The Board of Directors
Capitol Securities Management, Inc.

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. (the "Company") as of December 31, 2012 and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Cherry Bekaert LLP

Richmond, Virginia
March 15, 2013

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITIION

DECEMBER 31, 2012

ASSETS		
Current Assets:		
Cash and cash equivalents	$	940,953
Receivable from broker dealers and clearing organization		645,107
Notes receivable		15,183
Total current assets		1,601,243
Non-Current Assets:		
Property and equipment, net		56,332
Other assets		335,147
Deposits with clearing organization		155,004
Total non-current assets		546,483
Total assets	$	2,147,726
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable	$	31,654
Payable to broker dealers and clearing organization		4,786
Accrued expenses		350,536
Income taxes payable		73,877
Rent abatement payable		31,679
Deferred incentive liability		93,750
Total current liabilities		586,282
Non-Current Liabilities:		
Deferred income taxes		1,665
Rent abatement payable		58,148
Deferred incentive liability		616,250
Total non-current liabilities		676,063
Total liabilities		1,262,345
Stockholder's Equity:		
Common stock, $1 par value; 5,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		120,900
Retained earnings		764,381
Total stockholder's equity		885,381
Total liabilities and stockholder's equity	$	2,147,726

The accompanying notes to the financial statement are an integral part of this statement.

Note 1—Organization and nature of business

Organization - Capitol Securities Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an investment advisor registered under the Investment Advisors Act of 1940.

Note 2—Summary of significant accounting policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents – the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable – Accounts receivable is comprised of receivables from broker dealers. These are collected in a short period of time and based on past experience management has determined that an allowance for doubtful accounts is not necessary.

Notes Receivable – Notes receivable consists of arrangements with certain employees. Each note has specific terms that are based on the nature of the respective employee agreement.

Property and Equipment – Property and equipment is stated at cost. Depreciation is computed on the straight line basis over their estimated useful lives, which range from five to seven years. Purchases under $1,000 are charged to expense as incurred; major renewals and betterments, which extend the useful life of the asset, is capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes – The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2012.

Note 2—Summary of significant accounting policies (continued)

Fair Value Measurements – The carrying amounts of total current assets and total liabilities approximates fair value because of short term nature of these instruments or that the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Deposits with Clearing Organizations – Deposits with clearing organizations consist of cash which has been placed with the Company's clearing organizations in the normal course of business. These transactions are recorded on a trade date basis. At December 31, 2012 the Company had $155,004 in cash on deposit with the Company's clearing organizations.

Deferred Incentive Liability – Deferred incentive liability represent amounts received in advance upon entering into a multi-year contract with a vendor. The deferred incentive liability is being amortized over the eight year term of the contract.

Note 3—Off balance sheet risk and concentration of credit risk

Off balance sheet risk - The Company's customers' securities transactions are introduced on a fully disclosed basis with a clearing broker/dealer.

The Company currently has clearing agreements with Pershing, LLC ("Pershing"), National Financial Services, LLC ("NFS"), and Clearview Correspondent Services ("Clearview") to clear all trade transactions. The Company is required to maintain a cash deposit of $155,000 with Pershing, NFS, and Clearview in accordance with the terms of the clearing agreements. Fees are paid on a monthly basis to the clearing broker/dealers and are reflected in the Statement of Operations.

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and that customer transactions are executed properly by the clearing/broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's clearing agreements with Pershing, Clearview and NFS can be terminated by either party subject to written notification. If the Company terminates these agreements, the Company will be subject to termination fees based upon terms provided in the various contracts. As of December 31, 2012, the Company had not terminated these agreements.

Concentration of credit risk - The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2012, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits. As of December 31, 2012, the Company had $549,618, which exceeded these insured amounts.

Note 3—Off balance sheet risk and concentration of credit risk (continued)

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp. (SIPC).

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2012, the Company had net capital of $508,990, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $408,990. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 1.09 to 1.

Note 5—Retirement plan

The Company provides a 401(k) savings plan which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2012, the Company's matching contribution amounted to $191,407.

Note 6—Property and equipment

Property and equipment at December 31, 2012 consists of the following:

Computer equipment	$	107,196
Furniture and fixtures		178,240
Leasehold improvements		29,249
		314,685
Less accumulated depreciation		(258,353)
Net property and equipment	$	56,332

For the year ending December 31, 2012 depreciation expense totaled $9,284.

Note 7—Operating leases

The Company leases office space at eight locations. All leases are accounted for as operating leases. Lease terms expire over the next one to six years and contain renewal options.

Some of the leases include excess operating expense clauses and scheduled rent increases at specified intervals during the terms of the leases.

Rent expense totaled $749,535 for the year ended December 31, 2012.

Note 7—Operating leases (continued)

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,		
2013	$	866,233
2014		887,412
2015		753,378
2016		648,040
2017		229,477
Thereafter		-
	$	3,384,540

Note 8—Related party transactions

The Company receives consulting services from the Parent and is charged for these services at the Parent's discretion. The related party charged $835,000 for these services for the year ended December 31, 2012. At December 31, 2012 the Company owed $0 to the related party. Since the Company is a 100% subsidiary of the Parent, operating results could vary significantly from those that would be obtained if the entities were autonomous. The Company provides certain shared services to Capitol Securities Associates, Inc., an affiliate of the Company. The related party was charged $123,600 for these services for the year ended December 31, 2012.

Effective December 18, 2012, Capitol Securities Associates, Inc. ("CSA") filed a Broker-Dealer Withdrawal with the Financial Industry Regulatory Authority. At this time, clients were granted the option of terminating the relationship or moving their accounts over to the Company. CSA's employees and clients were transferred to the Company in December of 2012. CSA's clearing agreement contract with NFS also transferred to the Company, along with the $50,000 deposit account held at NFS, which was recorded by the Company during 2012 as an asset and additional capital. This transaction was approved by the board of directors and the Parent Company. No future shared service charges will be received by the Company.

Note 9—Notes receivable

As described in Note 2, the Company has three outstanding notes with related parties. At December 31, 2012 the notes receivable balance totaled $15,183. The first note was issued on August 22, 2008 for $100,000. The agreement specified that the principal balance will be paid back over 60 months with an interest rate of 8.56%. The aforementioned note had a remaining balance at December 31, 2012 of $13,333. The second note totaled $2,400 and was issued on July 7, 2011. The agreement's payment terms specify that the borrower will make monthly payments of $100 over a 24 month period, which are to be withheld from the related party's monthly pay. This note is non-interest bearing; management has determined imputed interest to be immaterial.

Note 10—Income taxes

The Company is a member of a group that files a consolidated tax return. The separate return method is used to allocate current and deferred taxes among the group members when issuing separate financial statements. In the current year, the Company included this amount as part of the income taxes payable/(receivable) recorded on the balance sheet in the amount of ($10,953) and a corresponding deferred tax asset of $30,606. The Company also had income taxes payable of $84,830 related to the year ended December 31, 2010. Tax returns for all years 2009 and thereafter are subject to future examination by tax authorities.

Note 11—Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation.

Note 12—Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2012 financial statements through March 15, 2013, which was the date the Company's financial statements were available to be issued.